May 11, 2005


Mail Stop 4561

VIA U.S. MAIL

Mr. Peter Lee
Chief Financial Officer
Legend International Holdings, Inc.
Level 8, 580 St. Kilda Road, Melbourne
Victoria, Australia 3004

Re:	Legend International Holdings, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 000-32551

Dear Mr. Lee:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 4, Common Stock, page F-10

1. Please advise us of, and disclose in future filings, your accounting policy with respect to stock-based compensation. In this regard, tell us whether you follow the guidance in APB 25 or SFAS
123, as amended, in accounting for employee stock based compensation.

2. We note that you assumed an expected volatility of 16.7% when estimating the fair value of stock options granted to Renika Pty Limited using a Black-Scholes option-pricing model. Estimated expected long-term future volatility generally begins with calculating historical volatility for a similar long-term period and then considering the effects of ways in which the future is reasonably expected to differ from the past. Due to your lack of history trading in a public market and significant volatility in the
OTC Bulletin Board as well as the volatility of your competitors, as discussed on pages 10 and 11, please tell us your basis for estimating a volatility of 16.7%.

3. Please advise of, and disclose in future filings, whether the stock options issued to Renika Pty Limited are fully vested and non-forfeitable on the grant date. In this regard, tell us whether the options are contingent on future service to be performed. If so, tell us your basis for recognizing an immediate compensation charge related to this grant. Refer to paragraphs 26-33 of SFAS 123.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.






	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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Legend International Holdings, Inc.
May 11, 2005
Page 1